JRD4256 Enterprises LLC
2927 Avenue D, Katy, Texas 77493

October, 2016

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention: Mr. Justin Dobbie

Re:          JRD4256 Enterprises LLC
Offering Statement on Form 1-A
Filed April 18, 2016
File No. 024-10543

Dear Mr. Dobbie:

Pursuant to Rule 259(a) under the Securities Act of 1933, as amended (the "Act"), JRD4256 Enterprises LLC (the Company") requests the withdrawal of the Company's Offering Statement on Form 1-A, originally filed on April 18, 2016 (the "Offering Statement"). The Company has determined that a Tier 1 offering is more fitting than the Tier 2 offering of the Offering Statement, and has recently refiled in Tier 1. The Offering Statement has not been qualified, and no units of the Company's LLC Interests have been sold under the Offering Statement.

If you have any questions with respect to this matter, please e-mail counsel for the Company, Mr. Elton Norman at enorman@normanlawfirm.net. Thank you for your assistance in this matter.

Very truly yours,

By:  /s/ Jonathan Louis Johnson
Jonathan Louis Johnson, CEO